Exhibit 11

April 27, 2026

To whom it may concern:

Wegner CPAs hereby consents to the use of our Independent Auditor’s Report dated April 9, 2026 relating to the financial statements (including, without limitation, the Balance Sheets, Statements of Income, Statements of Equity, Statements of Cash Flows, and all disclosures contained in the Report) of Shared Capital Cooperative as of December 31, 2025 and 2024 in any and all documents related to offers of securities qualified by the Securities and Exchange Commission (SEC), including but not limited to:

●	Offering Circulars, including any amendments thereto, if any;

●	Reports, including Form 1-K and Form 1-SA, for any offering qualified by the SEC;

●	Any other reports or documentation required now or in the future by the SEC.

Sincerely,

/s/ Brian Dahlk

Brian Dahlk, CPA, Senior Manager

Wegner CPAs

Madison, Wisconsin